UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 2, 2015 (June 26, 2015)

GENCO SHIPPING & TRADING LIMITED
(Exact Name of Registrant as Specified in Charter)

Republic of the Marshall Islands	001-33393	98-043-9758
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

299 Park Avenue 12th Floor New York, NY	10171
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 443-8550

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 26, 2015, the Board of Directors of Genco Shipping & Trading Limited (“Genco”) adopted  Genco’s 2015 Equity Incentive Plan.  The material features of the 2015 Equity Incentive Plan are outlined below. This summary is qualified in its entirety by reference to the complete text of the 2015 Equity Incentive Plan, which is included as Exhibit 10.1 to this Current Report on Form 8-K.

Awards Under the Plan

The 2015 Equity Incentive Plan provides for the grant of (a) stock options, (b) stock appreciation rights, (c) dividend equivalent rights, (d) restricted stock, (e) restricted stock units and (f) unrestricted stock.  The term “award” refers to any of the preceding.

Administration

The 2015 Equity Incentive Plan is administered by the Board, with its responsibilities and powers to administer the plan deemed to be delegated to the Compensation Committee of the Board or any other committee that the Board designates (the “Committee”).  The Board or any committee or person to whom it has delegated its authority is referred to under the plan as the Administrator.  It is intended that the Committee will be comprised of individuals who are not employees of the Company and who qualify as a “non-employee directors” within the meaning of Rule 16b-3 (“Rule 16b-3”) promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  However, no award will be invalidated if the Committee is not comprised solely of such individuals.  Subject to the terms of the 2015 Equity Incentive Plan, the Board or the Committee, as applicable, will determine recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability, vesting and exercise price.

Shares Available for Awards

Awards may be granted with respect to an aggregate of 4,000,000 shares of common stock.  These shares may be either authorized and unissued shares of common stock, shares of common stock held in Company’s treasury or shares of common stock acquired by the Company for the purposes of the Plan. In general, if awards under the 2015 Equity Incentive Plan are cancelled, expire or terminate unexercised for any reason, the shares subject to such awards will be available again for the grant of awards under the 2015 Equity Incentive Plan. The number of shares of common stock available for awards under the 2015 Equity Incentive Plan will be reduced by the total number of stock options or stock appreciation rights exercised  (regardless of whether the shares of common stock underlying such awards are not actually issued as the result of net settlement).

No individual may be granted awards under the 2015 Equity Incentive Plan during any one calendar year with respect to more than 1,000,000 shares of common stock.  Stock options and stock appreciation rights granted and subsequently cancelled or deemed to be canceled in the same calendar year count against this individual annual limit for that year even after their cancellation.

Eligibility

The persons eligible to receive awards under the 2015 Equity Incentive Plan are those officers, directors, and executive, managerial, professional or administrative employees of, and consultants to, the Company, its subsidiaries and its joint ventures (collectively, “key persons”) as the Administrator in its sole discretion shall select, in each case to the extent permitted under Form S-8 under the 1934 Act. The Administrator may from time to time in its sole discretion determine that any key person shall be ineligible to receive awards under the 2015 Equity Incentive Plan.  No incentive stock option may be granted under the 2015 Equity Incentive Plan to a person who is not an employee of the Company on the date of grant.

Award Agreements

Each award granted under the 2015 Equity Incentive Plan (except an award of unrestricted stock) shall be evidenced by a written certificate or agreement (together with any written amendments or modifications thereto, an “Award Agreement”), which shall contain such provisions as the Administrator may, in its sole discretion, deem necessary or desirable.

Stock Options

The Administrator may grant stock options to purchase shares of common stock to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms as the Administrator shall determine in its sole discretion, subject to the provisions of the 2015 Equity Incentive Plan.

Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Administrator at the time of grant and the exercisability of such options may be accelerated by the Administrator in its sole discretion. Upon the exercise of an option, the participant must make payment of the full exercise price, either (i) by certified or official bank check (or the equivalent thereof acceptable to the Company or its exchange agent) for the full option exercise price; or (ii) with the consent of the Administrator, by delivery of shares of common stock having a fair market value (determined as of the exercise date) equal to all or part of the option exercise price and a certified or official bank check (or the equivalent thereof acceptable to the Company or its exchange agent) for any remaining portion of the full option exercise price; or (iii) at the discretion of the Administrator and to the extent permitted by law, by such other provision, consistent with the terms of the 2015 Equity Incentive Plan, as the Administrator may from time to time prescribe.

Stock Appreciation Rights

Stock appreciation rights typically will provide for payments to the recipient based upon increases in the price of our common stock over the exercise price of the stock appreciation right. The Administrator may grant stock appreciation rights to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall determine in its sole discretion, subject to the provisions of the 2015 Equity Incentive Plan. The terms of a stock appreciation right may provide that it shall be automatically exercised upon the happening of a specified event. Stock appreciation rights may be granted in connection with all or any part of, or independently of, any option granted under the 2015 Equity Incentive Plan. A stock appreciation right granted in connection with a stock option may be granted at or after the time of grant of such option.

Dividend Equivalent Rights

The Administrator may, in its sole discretion, include in any Award Agreement with respect to an option or stock appreciation right, a dividend equivalent right entitling the grantee to receive amounts equal to the ordinary dividends that would be paid, during the time such award is outstanding and unexercised, on the shares of common stock covered by such award if such shares were then outstanding. In the event such a provision is included in a Award Agreement, the Administrator shall determine whether such payments shall be made in cash or in shares of common stock, whether they shall be conditioned upon the exercise of the award to which they relate, the time or times at which they shall be made, and such other vesting and forfeiture provisions and other terms and conditions as the Administrator shall deem appropriate.

Restricted Stock

The Administrator may grant restricted shares of common stock to such key persons, in such amounts, and subject to such vesting and forfeiture provisions and other terms and conditions as the Administrator shall determine in its sole discretion, subject to the provisions of the 2015 Equity Incentive Plan. Restricted stock awards may be made independently of or in connection with any other award under the 2015 Equity Incentive Plan. A grantee of a restricted stock award shall have no rights with respect to such award unless such grantee accepts the award within such period as the Administrator shall specify by accepting delivery of a restricted stock agreement in such form as the Administrator shall determine and, in the event the restricted shares are newly issued by the Company, makes payment to the Company or its exchange agent as required by the Administrator and in accordance with the Marshall Islands Business Corporations Act.

Restricted Stock Units

A restricted stock unit entitles the grantee to receive a share of stock, or in the sole discretion of the Administrator, the value of a share of stock, on the date that the restricted stock unit vests. Vesting of restricted stock units may be based on continued employment with the Company and/or upon the achievement of specific performance goals. The Administrator may, at the time that restricted stock units are granted, impose additional conditions to vesting. Unvested restricted stock units are automatically and immediately forfeited upon a grantee’s termination of employment for any reason. The grantee of a restricted stock unit will have the rights of a shareholder only as to shares for which a stock certificate has been issued pursuant to the award and not with respect to any other shares subject to the award.

Unrestricted Stock

The Administrator may grant (or sell at a purchase price at least equal to par value) shares of common stock free of restrictions under the 2015 Equity Incentive Plan, to such key persons and in such amounts and subject to such forfeiture provisions as the Administrator shall determine in its sole discretion. Shares may be thus granted or sold in respect of past services or other valid consideration.

Certain Corporate Changes

The 2015 Equity Incentive Plan provides that in the event of a change in the capitalization of the Company, a stock dividend or split, a merger or combination of shares and certain other similar events, there will be an adjustment in the number of shares of Common Stock available to be delivered under the 2015 Equity Incentive Plan, the maximum annual limit, the number of shares subject to awards, and the exercise prices of certain awards. The 2015 Equity Incentive Plan also provides for the adjustment or termination of awards upon the occurrence of certain corporate events.

Plan Amendments

Our Board will have the authority to time suspend, discontinue, revise or amend the 2015 Equity Incentive Plan. However, in general, no amendment of the 2015 Equity Incentive Plan may materially impair any rights or materially increase any obligations under awards already granted to a participant unless agreed to by the affected grantee. We will obtain shareholder approval of any amendment to the 2015 Equity Incentive Plan if required by applicable law or stock exchange rules.

In addition, the Board of Directors approved an increase in the salaries for Apostolos D. Zafolias, the Company’s Chief Financial Officer, and Joseph Adamo, the Company’s Chief Accounting Officer, to a rate of $280,000 per year for 2015 and for the period from December 19 to December 31, 2014.   As a result, their total salaries for 2014 increased to $193,206 and $238,531, respectively.

Important Information for Investors and Shareholders

In connection with the proposed transaction between Genco and Baltic Trading Limited (“Baltic Trading”), Genco and Baltic Trading intend to file relevant materials with the SEC, including a Genco registration statement on Form S-4 originally filed on May 4, 2015 that includes a joint proxy statement of Genco and Baltic Trading that also constitutes a prospectus of Genco. The definitive joint proxy statement/prospectus was first mailed to shareholders of Genco and Baltic Trading on or about June 17, 2015. INVESTORS AND SECURITY HOLDERS OF GENCO AND BALTIC TRADING ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GENCO, BALTIC TRADING AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, the definitive joint proxy statement/prospectus, and other documents filed with the SEC by Genco and Baltic Trading through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Genco (when available) will be available free of charge on Genco’s internet website at www.gencoshipping.com. Copies of the documents filed with the SEC by Baltic Trading (when available) will be available free of charge on Baltic Trading’s internet website at www.baltictrading.com.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS

(d)	Exhibits.

10.1	Genco Shipping & Trading Limited 2015 Equity Incentive Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 2015

GENCO SHIPPING & TRADING LIMITED

	By	/s/ John C. Wobensmith
John C. Wobensmith
President

EXHIBIT INDEX

Exhibit No.	Description

10.1	Genco Shipping & Trading Limited 2015 Equity Incentive Plan.